Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Cloudflare, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and Amended and Restated Investors’ Rights Agreement (“IRA”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our amended and restated certificate of incorporation, amended and restated bylaws, IRA, and the applicable provisions of the DGCL carefully.
General
Our authorized capital stock consists of 2,790,000,000 shares, $0.001 par value per share, of which:
•2,250,000,000 shares are designated as Class A common stock;
•315,000,000 shares are designated as Class B common stock; and
•225,000,000 shares are designated as preferred stock.
Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Some of the terms of these classes of common stock are discussed in greater detail below.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 10 votes for each share held, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law.
Delaware law could require either holders of our Class A common stock and our Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; or

•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified Board of Directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Shares of our Class A common stock are not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer of such shares and upon the cessation of employment by holders of our Class B common stock (other than Mr. Prince and Ms. Zatlyn, who are referred to in our amended and restated certificate of incorporation as “Excluded Parties”), but excluding certain transfers permitted by our amended and restated certificate of incorporation.
Notwithstanding the foregoing, all outstanding shares of Class B common stock will convert into shares of Class A common stock upon the earliest to occur of: (i) such time as the Excluded Parties and their respective permitted transferees collectively hold less than 25% of the number of shares of Class B common stock held by them as of the date of the closing of the Company’s initial public offering; (ii) following the death or disability of both Excluded Parties; or (iii) the date specified by the holders of a majority of the then-outstanding shares of Class B common stock, which majority must include each of the Excluded Parties to the extent that he or she is then living and nondisabled and holds, together with his or her respective permitted transferees, at least 25% of the number of shares of Class B common stock held by them as of the date of the closing of the Company’s initial public offering.
Other Matters
All issued and outstanding shares of our common stock are fully paid and nonassessable. Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights
Certain holders of our common stock are entitled under the IRA to rights with respect to the registration of their shares under the Securities Act. The registration rights set forth in our IRA will expire five years following our initial public offering, which occurred in September 2019, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares on any one day pursuant to Rule 144 of the Securities Act or a similar exemption. We will pay the registration expenses (other than underwriting discounts, selling commissions, and transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the fees and disbursements of one special counsel for the selling stockholders in an amount not to exceed $30,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights
Certain holders of our common stock are entitled to demand registration rights pursuant to the IRA. At any time beginning 180 days after the effective date of our initial public offering, the holders of at least 50% of the registrable shares then outstanding can request that we register the offer and sale of their shares. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights
If we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock, certain holders of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale of securities to our employees pursuant to an equity plan, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A common stock, or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights
Certain holders of our common stock are entitled to Form S-3 registration rights pursuant to the IRA. The holders of at least 20% of the registrable shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of underwriting discounts and commissions, is at least $1,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors.
Delaware Law
We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of the Company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:
Dual-class stock.     As described above, our Class B common stock has 10 votes per share, while our Class A common stock, which is the only class of our stock that is publicly traded, has one vote per share. As a result of this dual class structure, our co-founders and certain of our pre-IPO investors, which includes certain of our executive officers, employees, directors, and their affiliates, have significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets.

Board of Directors vacancies.     Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by a majority vote of our entire Board of Directors. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board of Directors and will promote continuity of management.
Classified Board of Directors.     Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
Stockholder action; special meeting of stockholders.     Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority of our entire Board of Directors, the Chair of our Board of Directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations.     Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
No cumulative voting.     The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Directors removed only for cause.     Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Amendment of charter and bylaws provisions.     Any amendment of the above provisions in our amended and restated certificate of incorporation and amended and restated bylaws by a stockholder will require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock. Our Board of Directors also has the power to adopt, alter, amend or repeal our amended and restated bylaws.
Issuance of undesignated preferred stock. Our amended and restated certificate of incorporation provides that our Board of Directors has the authority, without further action by our stockholders, to issue up to 225,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Exclusive forum. Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholder, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Corporation's securities. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any successor thereto. Any person or entity purchasing, holding or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., located at 250 Royall Street, Canton, Massachusetts 02021.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “NET.”